UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 28, 2026, ADS-TEC ENERGY PLC (the “Company”) issued a press release entitled “ADS-TEC Energy Advances One of Europe’s Largest Battery Storage Projects as Building Permit Nears” (the “Press Release”), providing an update on the development and permitting status of its planned large-scale battery energy storage project in Germany. A copy of the Press Release is furnished as Exhibit 99.1 hereto.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

This Form 6-K, including Exhibit 99.1, contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the anticipated receipt of the building permit, the development, construction and operation of the project, financing and partnership arrangements, the proposed sale of an interest in the project company, and the project’s anticipated capabilities, benefits and potential financial contribution to the Company. These forward-looking statements are based on current expectations and assumptions and are subject to significant risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2026, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2026	ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
	Name:	Thomas Speidel
	Title:	Chief Executive Officer

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